SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

8 April, 2011

ARBITRAL PANEL DEFERS FINAL RULING

BP announced today the arbitral tribunal has ruled that the interim injunction prohibiting closing of the share swap transaction with Rosneft will remain in place until further notice. However BP is now able to discuss the possibility of an extension of the April 14 deadline under which the share swap agreement will terminate.

The Arctic opportunity remains under injunction pending further hearings.

The share swap and the Arctic opportunity announced January 14 remain subject to the final decision of the arbitral tribunal.

Further information:

BP press office: +44 (0)20 7496 4076
bppress@bp.com

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 8 April, 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary